Exhibit 99(a)(1)
COMPANY NOTICE
TO HOLDERS OF
0.25% CONVERTIBLE SUBORDINATED NOTES DUE 2023
ISSUED BY
EMULEX CORPORATION
CUSIP Numbers: 292475AC4 and 292475AD2
     NOTICE IS HEREBY GIVEN pursuant to the terms and conditions of the Indenture, dated as of December 12, 2003, between Emulex Corporation, a Delaware corporation (the “Company”), and U.S. Bank, as trustee and paying agent (the “Paying Agent”), and the 0.25% Convertible Subordinated Notes due 2023 (the “Securities”) of the Company, that at the option of each holder (the “Holder”) of the Securities, the Securities will be purchased by the Company for $1,000 in cash per $1,000 principal amount of the Securities plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of purchase (the “Purchase Price”), subject to the terms and conditions of the Indenture, the Securities and this Company Notice and related offer materials, as amended and supplemented from time to time (the “Option”). Holders may surrender their Securities from November 16, 2006 through 5:00 p.m., New York City time, on Friday, December 15, 2006. This Company Notice is being sent pursuant to the provisions of Section 3.12 of the Indenture and Section 8 of the Securities. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.
     To exercise your option to have the Company purchase the Securities, you must validly surrender the Securities prior to 5:00 p.m., New York City time, on December 15, 2006 (the “Purchase Date”). Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. The right of Holders to surrender Securities for purchase in the Option expires at 5:00 p.m., New York City time, on the Purchase Date.
     The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Securities hold the Securities through Depository Trust Company (“DTC”) accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through the transmittal procedures of DTC.
The Paying Agent is: U.S. Bank

By Regular, Registered or Certified	By Facsimile:
Mail or Overnight Courier:

U.S. Bank National Association	(651) 495-8257
West Side Flats Operations Center	Attention: Specialized Finance
Attention: Specialized Finance
60 Livingston Ave.	Confirm Receipt of Facsimile Only:
St. Paul, MN 55107	(651) 495-3511
Attn.: Mrs. Evangeline Gonzales
For Information: (213) 615-6043
Copies of this Company Notice may be obtained from the Paying Agent at its addresses set forth above.
The date of this Company Notice is November 15, 2006.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1
IMPORTANT INFORMATION CONCERNING THE OPTION		4
1.	Information Concerning the Company	4
2.	Information Concerning the Securities	4
	2.1. The Company’s Obligation to Purchase the Securities	4
	2.2. Purchase Price	4
	2.3. Conversion Rights of the Securities	5
	2.4. Market for the Securities and the Company’s Common Stock	5
	2.5. Redemption	6
	2.6. Change in Control	6
	2.7. Ranking	6
3.	Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase	6
	3.1. Method of Delivery	7
	3.2. Agreement to be Bound by the Terms of the Option	7
	3.3. Delivery of Securities	8
4.	Right of Withdrawal	9
5.	Payment for Surrendered Securities	9
6.	Securities Acquired	9
7.	Plans or Proposals of the Company	9
8.	Interests of Directors, Executive Officers and Affiliates of the Company in the Securities	10
9.	Purchase, Exchange or Redemption of Securities by the Company and Its Affiliates	10
10.	Material United States Tax Considerations	11
11.	Additional Information	14
12.	No Solicitations	14
13.	Definitions	14
14.	Conflicts	14
Annex A. BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
     No person has been authorized to give any information or to make any representations other than those contained in this Company Notice and, if given or made, such information or representations must not be relied upon as having been authorized. This Company Notice does not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances or jurisdiction in which such offer or solicitation is unlawful. The delivery of this Company Notice shall not under any circumstances create any implication that the information contained herein is current as of any time subsequent to the date of such information. None of the Company or its board of directors or employees are making any representation or recommendation to any Holder as to whether or not to surrender such Holder’s Securities. You should consult your own financial and tax advisors and must make your own decision as to whether to surrender your Securities for purchase and, if so, the amount of Securities to surrender.

SUMMARY TERM SHEET
     The following are answers to some of the questions that you may have about the Option. To understand the Option fully and for a more complete description of the terms of the Option, we urge you to read carefully the remainder of this Company Notice and other notice materials because the information in this summary is not complete and those documents contain additional important information. We have included page references to direct you to a more complete description of the topics in this summary.
     Who is offering to purchase my Securities?
     Emulex Corporation, a Delaware corporation (the “Company”), is offering to purchase your validly surrendered 0.25% Convertible Subordinated Notes due 2023 (the “Securities”). (Page 4)
     What securities are you seeking to purchase?
     We are offering to purchase all of the Securities surrendered, at the option of the holder thereof (the “Holder”). As of November 15, 2006, there was $236,000,000 aggregate principal amount of Securities outstanding. The Securities were issued under an Indenture, dated as of December 12, 2003 (the “Indenture”), between the Company and U.S. Bank, as trustee and paying agent (the “Paying Agent”). (Page 4)
     How much are you offering to pay and what is the form of payment?
     Pursuant to the terms of the Indenture and the Securities, we will pay, in cash, a purchase price of $1,000 per $1,000 principal amount of the Securities validly surrendered for purchase and not withdrawn plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of purchase (the “Purchase Price”). (Page 4)
     How can I determine the market value of the Securities?
     There is no established reporting system or market for trading in the Securities; however the Securities are currently traded over-the-counter and on the PORTAL Market of the NASDAQ Stock Market. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the trading price of the Company’s common stock $0.10 par value per share (the “Common Stock”), and the market for similar securities. To the extent available, Holders are urged to obtain current market quotations for the Securities prior to making any decision with respect to the Option. The Common Stock of the Company into which the Securities are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “ELX.” On November 14, 2006, the last reported sales price of the Common Stock on the NYSE was $20.97 per share.
(Page 5)
     Why are you making the offer?
     We are required to make the offer pursuant to the terms of the Securities and the Indenture. (Page 4)
     What does the board of directors of the Company think of the Option?
     The board of directors of the Company has not made any recommendation as to whether you should surrender your Securities for purchase in the Option. You must make your own decision whether to surrender your Securities for purchase in the Option and, if so, the amount of Securities to surrender. (Page 4)
     When does the Option expire?
     The Option expires at 5:00 p.m., New York City time, on Friday, December 15, 2006 (the “Purchase Date”). To exercise your option to have the Company purchase the Securities and receive payment of the Purchase Price, you must validly surrender the Securities prior to 5:00 p.m., New York City time, on the Purchase Date. We will not extend the period Holders have to accept the Option unless required to do so by the Federal securities laws. (Page 4)
     What are the conditions to the purchase by the Company of the Securities?

     The purchase by us of validly surrendered Securities is not subject to any conditions other than such purchase being lawful. (Page 4)
     How do I surrender my Securities?
     To surrender your Securities for purchase pursuant to the Option, you must surrender the Securities through the transmittal procedures of the Depository Trust Company (“DTC”) no later than 5:00 p.m., New York City time, on the Purchase Date.
•	Holders whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities on the Holder’s behalf through the transmittal procedures of DTC.

•	Holders who are DTC participants should surrender their Securities electronically through DTC’s Automated Tenders over the Participant Terminal System (“PTS”), subject to the terms and procedures of that system on or before 5:00 p.m., New York City time, on the Purchase Date.
          By surrendering your Securities through the transmittal procedures of DTC, you agree to be bound by the terms of the Option set forth in this Company Notice (Pages 6-8)
     If I surrender my Securities, when will I receive payment for them?
     We will accept for payment all validly surrendered Securities promptly upon expiration of the Option. We will forward to the Paying Agent, prior to 5:00 p.m., New York City time, on December 18, 2006, the business day following the Purchase Date, the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly distribute the cash to the Holders.
(Page 9)
     Until what time can I withdraw previously surrendered Securities?
     You can withdraw Securities previously surrendered for purchase at any time until 5:00 p.m., New York City time, on the Purchase Date. (Page 9)
     How do I withdraw previously surrendered Securities?
     To withdraw previously surrendered Securities, you must comply with the withdrawal procedures of the DTC prior to 5:00 p.m. New York City time on the Purchase Date (Page 9).
     Do I need to do anything if I do not wish to surrender my Securities for purchase?
     No. If you do not surrender your Securities before the expiration of the Option, we will not purchase your Securities and such Securities will remain outstanding subject to their existing terms. (Page 6)
     If I choose to surrender my Securities for purchase, do I have to surrender all of my Securities?
     No. You may surrender all of your Securities, a portion of your Securities or none of your Securities for purchase. If you wish to surrender a portion of your Securities for purchase, however, you must surrender your Securities in a principal amount of $1,000 or an integral multiple thereof. (Page 7)
     If I do not surrender my Securities for purchase, will I continue to be able to exercise my conversion rights?
     Yes. If you do not surrender your Securities for purchase, your conversion rights will not be affected. You will continue to have the right to convert each $1,000 principal amount of a Security into 23.1482 shares of Common Stock of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities. (Page 5)

If I am a U.S. resident for U.S. federal income tax purposes, will I have to pay taxes if I surrender my Securities for purchase in the Option?
     The receipt of cash in exchange for Securities pursuant to the Option will be a taxable transaction for U.S. federal income tax purposes and you may recognize gain, income, loss or deduction. You should consult with your own tax advisor regarding the actual tax consequences to you. (Pages 11-13)
     Who is the Paying Agent?
     U.S. Bank, the trustee for the Securities, is serving as Paying Agent in connection with the Option. Its address and telephone number are set forth on the front cover page of this Company Notice.

IMPORTANT INFORMATION CONCERNING THE OPTION
          1. Information Concerning the Company. Emulex Corporation, a Delaware corporation (the “Company”), is offering to purchase the 0.25% Convertible Subordinated Notes due 2023 (the “Securities”). The Securities are convertible into the Common Stock, $0.10 par value per share (the “Common Stock”), of the Company, subject to the terms, conditions and adjustments specified in the Indenture and the Securities.
          The Company is a preeminent source for a broad range of advanced storage networking infrastructure solutions spanning host bus adapters (HBAs), embedded storage switches, input/output controllers (IOCs), and intelligent network processors. HBAs are the data communication products that enable servers to connect to storage networks by offloading communication-processing tasks as information is delivered and sent to the storage network. Embedded storage switches and IOCs are deployed inside storage arrays, tape libraries, and other storage appliances, delivering improved performance, reliability, and storage connectivity. Intelligent network processors are deployed within fabric-based switches, storage area network (SAN) appliances, storage routers, and storage arrays, providing a high-performance processing platform for specialized storage applications and other high speed computer network applications. The world’s leading server and storage providers rely on Emulex products to build reliable, scalable, and high performance storage networking solutions.
            The Company maintains its registered and principal executive offices at 3333 Susan Street, Costa Mesa, California 92626. The telephone number there is (714) 662-5200.
          2. Information Concerning the Securities. The Securities were issued under an Indenture, dated as of December 12, 2003 (the “Indenture”), between the Company and U.S. Bank, as trustee and paying agent (the “Paying Agent”). The Securities mature on December 15, 2023.
          2.1. The Company’s Obligation to Purchase the Securities. Pursuant to the terms of the Securities and the Indenture, the Company is obligated to purchase on December 15, 2006, December 15, 2008, December 15, 2013 and December 15, 2018 all Securities validly surrendered for purchase and not withdrawn, at the Holder’s option.
          This Option will expire at 5:00 p.m., New York City time, on Friday, December 15, 2006 (the “Purchase Date”). Unless the Company defaults in making payment on Securities which have been surrendered, interest, if any, on such Securities will cease to accrue on December 15, 2006. To exercise your option to have the Company purchase the Securities and receive payment of the Purchase Price, you must validly surrender the Securities prior to 5:00 p.m., New York City time, on the Purchase Date. We will not extend the period Holders have to accept the Option unless required to do so by the Federal securities laws.
          The purchase by the Company of validly surrendered Securities is not subject to any conditions other than such purchase being lawful.
          2.2. Purchase Price. Pursuant to the Securities, the purchase price to be paid by the Company for the Securities on the Purchase Date is $1,000 per $1,000 principal amount of the Securities plus any accrued and unpaid interest, including additional interest, if any, to, but excluding, such Purchase Date (the “Purchase Price”). The Purchase Price will be paid in cash with respect to any and all Securities validly surrendered for purchase prior to 5:00 p.m., New York City time, on the Purchase Date and not withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date. Securities surrendered for purchase will be accepted only in principal amounts equal to $1,000 or integral multiples thereof.
          The Purchase Price is based solely on the requirements of the Indenture and the Securities and bears no relationship to the market price of the Securities or the Common Stock. Thus, the Purchase Price may be significantly higher or lower than the market price of the Securities on the Purchase Date. Holders of Securities are urged to obtain the best available information as to potential current market prices of the Securities, to the extent available, and the Common Stock before making a decision whether to surrender their Securities for purchase.

          None of the Company or its board of directors or employees are making any recommendation to Holders as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on such Holder’s assessment of current market value of the Securities and the Common Stock and other relevant factors.
          2.3. Conversion Rights of the Securities. The Securities are not currently convertible into the Company’s Common Stock and may never become convertible into Common Stock. However, the Securities become convertible into shares of the Company’s Common Stock prior to the close of business on December 15, 2023 under the following circumstances, in each case, subject to the adjustments set forth in the Indenture and the Securities:
•	prior to December 15, 2021, on any date during any fiscal quarter (and only during such fiscal quarter) after the fiscal quarter ending December 31, 2003, if the closing sale price of the Company’s Common Stock was more than 120% of the then current conversion price of the Securities for at least 20 trading days in the period of the 30 consecutive trading days ending on the last day of the previous fiscal quarter;

•	on or after December 15, 2021, at all times on or after any date on which the closing sale price of the company’s Common Stock is more than 120% of the then current conversion price of the Securities;

•	until the close of business on the business day prior to the redemption date, if the Company elects to redeem the Securities on or after December 20, 2008;

•	upon the occurrence of specified corporate transactions or significant distributions to holders of the Company’s Common Stock, as described in the Indenture; or

•	for the ten business day period after any five consecutive trading day period in which the average trading prices for the Securities for such five trading day period was less than 98% of the average Conversion Value (as defined in the Indenture) for the Securities during that period; provided, that holders may not convert their Securities pursuant to this clause if, at the time of calculation, the closing sale price of shares of the Company’s Common Stock is greater than or equal to the then current conversion price of the Securities and less than or equal to 120% of the then current conversion price of the Securities.
     Upon the occurrence of any of the circumstances described above, holders may convert any outstanding Securities at a conversion rate of 23.1482 shares of our common stock per $1,000 principal amount at maturity of Securities, subject to adjustment as set forth in the Indenture and the Securities. This would represent a current conversion price per share of $43.20.
          2.4. Market for the Securities and the Company’s Common Stock. There is no established reporting system or trading market for trading in the Securities. However, we believe the Securities currently are traded over-the-counter and on the PORTAL Market of the NASDAQ Stock Market. We believe that there is no practical way to determine the trading history of the Securities. We believe that trading in the Securities has been limited and sporadic. To the extent that the Securities are traded, prices of the Securities may fluctuate widely depending on trading volume, the balance between buy and sell orders, prevailing interest rates, the Company’s operating results, the market price of the Common Stock and the market for similar securities. Following the consummation of the Option, we expect that Securities not purchased in the Option will continue to be traded over the counter and on the PORTAL Market. A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price and trade with greater volatility than would a comparable debt security with a larger float. Consequently, our purchase of Securities pursuant to the Option will reduce the float and, if a substantial amount of Securities is purchased would likely negatively affect the liquidity, and could also affect the market value and price volatility of the Securities that remain outstanding following the Option. We cannot assure you that a market will exist for the Securities following the Option. The extent of the public market for the Securities following consummation of the Option will depend upon, among other things, the remaining outstanding principal amount of the Securities at such time, the number of holders of Securities remaining at that time and the interest on the part of securities firms in maintaining a market in the Securities. The Securities are held through The Depository Trust Company (“DTC”). As of November 15, 2006, there was $236,000,000 aggregate principal amount of Securities outstanding and DTC was the sole record holder of the Securities.
          The Common Stock into which the Securities are convertible is listed on the New York Stock Exchange (“NYSE”) under the symbol “ELX.” The following table sets forth, for the fiscal quarters indicated, the high and low sales prices of the Common Stock as reported on the NYSE.

	High	Low
Fiscal Year Ending on July 1, 2007
2nd Quarter (through November 14, 2006)	$20.99	$17.85
1st Quarter	$18.52	$14.07
Fiscal Year Ending on July 2, 2006
4th Quarter	$19.00	$15.58
3rd Quarter	$22.00	$16.00
2nd Quarter	$21.22	$17.17
1st Quarter	$22.68	$17.14
Fiscal Year Ended on July 3, 2005
4th Quarter	$19.86	$15.06
3rd Quarter	$18.85	$15.35
2nd Quarter	$16.25	$10.00
1st Quarter	$14.91	$9.26
          On November 14, 2006, the last reported sales price of the Common Stock on the NYSE was $20.97 per share. As of November 14, 2006, there were approximately 86,475,940 shares of Common Stock outstanding. We urge you to obtain current market information for the Securities, to the extent available, and the Common Stock before making any decision to surrender your Securities pursuant to the Option.
          2.5. Redemption. From December 20, 2008 to December 19, 2010, the Company may redeem the notes for cash at any time as a whole, or from time to time in part, at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest, and additional interest, if any, to, but excluding, the redemption date only if the closing price of the Common Stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 120% of the conversion price in effect on such trading day. Beginning December 20, 2010, the Company may redeem the Securities for cash at any time, in whole or in part, at a redemption price equal to the principal amount of the Securities plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of redemption.
          2.6. Change in Control. A Holder may require the Company to redeem for cash his or her securities if there is a Change in Control (as defined in the Indenture) at a redemption price equal to the principal amount of the Securities plus accrued and unpaid interest, including additional interest, if any, to, but excluding, the date of redemption.
          2.7. Ranking. The Securities are unsecured and subordinate to all of the Company’s existing and future senior indebtedness.
          3. Procedures to Be Followed by Holders Electing to Surrender Securities for Purchase. Holders will not be entitled to receive the Purchase Price for their Securities unless they validly surrender the Securities prior to 5:00 p.m., New York City time, on the Purchase Date and do not withdraw the Securities on or before 5:00 p.m., New York City time, on the Purchase Date. Only registered Holders are authorized to surrender their Securities for purchase. Holders may surrender some or all of their

Securities; however, any Securities surrendered must be in a principal amount of $1,000 or an integral multiple thereof.
     If Holders do not validly surrender their Securities on or before 5:00 p.m., New York City time, on the Purchase Date, their Securities will remain outstanding subject to the existing terms of the Securities.
          3.1. Method of Delivery. The Trustee has informed the Company that, as of the date of this Company Notice, all custodians and beneficial holders of the Securities hold the Securities through DTC accounts and that there are no certificated Securities in non-global form. Accordingly, all Securities surrendered for purchase hereunder must be delivered through DTC’s Automatic Tenders over the Participant Terminal System (“PTS”). This Company Notice constitutes the Company Notice (as defined in the Indenture) and delivery of Securities via PTS will satisfy the notice requirements of the Indenture. Delivery of Securities and all other required documents, including delivery and acceptance through PTS, is at the election and risk of the person surrendering such Securities.
          3.2. Agreement to be Bound by the Terms of the Option. By surrendering your Securities through the transmittal procedures of DTC, a Holder acknowledges and agrees as follows:
•	pursuant to the Option, such Securities shall be purchased as of the Purchase Date pursuant to the terms and conditions specified in Section 8 of the Securities and the Indenture;

•	such Holder agrees to all of the terms of this Company Notice;

•	such Holder has received this Company Notice and acknowledges that this Company Notice provides the notice required pursuant to the Indenture;

•	upon the terms and subject to the conditions set forth in this Company Notice, the Indenture and the Securities, and effective upon the acceptance for payment thereof, such Holder (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Securities surrendered, (ii) waives any and all rights with respect to the Securities (including without limitation any existing or past defaults and their consequences in respect of the Indenture under which the Securities were issued), (iii) releases and discharges the Company and its directors, officers, employees and affiliates from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Securities, including, without limitation, any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Securities or to participate in any redemption of the Securities and (iv) irrevocably constitutes and appoints the Paying Agent as the true and lawful agent and attorney-in-fact of such Holder with respect to any such surrendered Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Securities, or transfer ownership of such Securities, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Securities (except that the Paying Agent will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Purchase Price of any surrendered Securities that are purchased by the Company), all in accordance with the terms set forth in this Company Notice;

•	such Holder represents and warrants that such Holder (i) owns the Securities surrendered and is entitled to surrender such Securities and (ii) has full power and authority to surrender, sell, assign and transfer the Securities surrendered hereby and that when such Securities are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right;

•	such Holder agrees, upon request from the Company, to execute and deliver any additional documents deemed by the Paying Agent or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Securities surrendered;

•	such Holder understands that all Securities properly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on the Purchase Date will be purchased at the Purchase Price, in cash, subject to the terms and conditions of the Indenture, the Securities, the Company Notice and related notice materials, as amended and supplemented from time to time;

•	payment for Securities purchased pursuant to the Company Notice will be made by deposit of the Purchase Price for such Securities with the Paying Agent, which will act as agent for surrendering Holders for the purpose of receiving payments from the Company and transmitting such payments to such Holders;

•	surrenders of Securities may be withdrawn by written notice of withdrawal delivered pursuant to the procedures set forth in this Company Notice at any time prior to 5:00 p.m., New York City time, on the Purchase Date;

•	all authority conferred or agreed to be conferred pursuant to the terms of the Option hereby shall survive the death or incapacity of the undersigned and every obligation of the Holder and shall be binding upon the Holder’s heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives;

•	the delivery and surrender of the Securities is not effective, and the risk of loss of the Securities does not pass to the Paying Agent, until receipt by the Paying Agent of any and all evidences of authority and any other required documents in form satisfactory to the Company; and

•	all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any surrender of Securities pursuant to the procedures described in this Company Notice and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.
          3.3. Delivery of Securities.
          Securities Held Through a Custodian. A Holder whose Securities are held by a broker, dealer, commercial bank, trust company or other nominee must contact such nominee if such Holder desires to surrender such Holder’s Securities and instruct such nominee to surrender the Securities for purchase on the Holder’s behalf through the transmittal procedures of DTC as set forth below in “- Securities in Global Form” on or prior to 5:00 p.m., New York City time, on the Purchase Date.
          Securities in Global Form. A Holder who is a DTC participant may elect to surrender to the Company such Holder’s beneficial interest in the Securities by:
•	delivering to the Paying Agent’s account at DTC through DTC’s book-entry system such Holder’s beneficial interest in the Securities on or prior to 5:00 p.m., New York City time, on the Purchase Date; and

•	electronically transmitting such Holder’s acceptance through DTC’s PTS, subject to the terms and procedures of that system on or prior to 5:00 p.m., New York City time, on the Purchase Date.
In surrendering through PTS, the electronic instructions sent to DTC by the Holder or by a broker, dealer, commercial bank, trust company or other nominee on such Holder’s behalf, and transmitted by DTC to the Paying Agent, will acknowledge, on behalf of DTC and the Holder, receipt by the Holder of and agreement to be bound by the terms of the Option, including those set forth above under “- Agreement to be Bound by the Terms of the Option.”
          4. Right of Withdrawal. Securities surrendered for purchase may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Purchase Date. In order to withdraw Securities, Holders must comply with the withdrawal procedures of the DTC prior to 5:00 p.m., New York City time, on the Purchase Date. Securities withdrawn from the Option may be resurrendered by following the surrender procedures described in Section 3 above.
          5. Payment for Surrendered Securities. We will promptly forward to the Paying Agent, prior to 5:00 p.m., New York City time, on Monday, December 18, 2006, the business day following the Purchase Date, the appropriate amount of cash required to pay the Purchase Price for the surrendered Securities, and the Paying Agent will promptly thereafter distribute the cash to each Holder that has validly delivered its Securities and not validly withdrawn such delivery prior to 5:00 p.m., New York City time, on the Purchase Date.
     The total amount of funds required by us to purchase all of the Securities is approximately $236,000,000 (assuming all of the Securities are validly surrendered for purchase and accepted for payment). In the event any Securities are surrendered and accepted for payment, we intend to use available cash to purchase the Securities. We do not have an alternative financing plan at this time.
          6. Securities Acquired. Any Securities purchased by us pursuant to the Option will be cancelled by the Trustee, pursuant to the terms of the Indenture.
          7. Plans or Proposals of the Company. Except as publicly disclosed prior to the date hereof, the Company does not currently have any plans which would be material to a Holder’s decision to surrender Securities for purchase in the Option, which relate to or which would result in:
•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

•	any material change in the present dividend rate or policy or indebtedness or capitalization of the Company;

•	any change in the present board of directors or management of the Company, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

•	any other material change in the corporate structure or business of the Company;

•	any class of equity securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an automated quotation system operated by a national securities association;

•	any class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act;

•	the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act;

•	the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; or

•	any changes in the charter, bylaws or other governing instruments of the Company or other actions that could impede the acquisition of control of the Company.
          8. Interests of Directors, Executive Officers and Affiliates of the Company in the Securities. Except as otherwise disclosed below, to the knowledge of the Company:
•	none of the Company or its executive officers, directors, subsidiaries or other affiliates has any beneficial interest in the Securities;

•	the Company will not purchase any Securities from such persons; and

•	during the 60 days preceding the date of this Company Notice, none of such officers, directors or affiliates has engaged in any transactions in the Securities.
          A list of the directors and executive officers of the Company is attached to this Company Notice as Annex A.
          Certain directors and executive officers of the Company and its affiliates are parties to ordinary course stock option plans and arrangements involving the Common Stock of the Company, as disclosed by the Company prior to the date hereof. Except as described in the previous sentence, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Option or with respect to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.
          9. Purchase, Exchange or Redemption of Securities by the Company and Its Affiliates. The Company and its affiliates may, subject to restrictions under applicable United States federal securities laws, purchase Securities in the open market, in private transactions, through a subsequent tender or exchange offer, or otherwise, any of which may be consummated at purchase prices higher or lower than the Purchase Price. In particular, the Company may, subject to restrictions under applicable United States federal securities laws, determine to offer to exchange Securities for a new class of debt securities with terms that differ from the Securities and/or call the Securities for redemption. Beginning December 20, 2008, the Securities are redeemable for cash upon the occurrence of certain conditions described in paragraph 2.5, above at a redemption price equal to the principal amount of the Securities plus accrued and unpaid interest, including additional interest, if any, to, but excluding the date of redemption. Beginning December 20, 2010, the Securities are redeemable by the Company at any time at the option of the Company, in whole or in part, at a redemption price equal to the principal amount of the Securities plus accrued and unpaid interest, including additional interest, if any, to, but excluding the date of redemption. Holders who tender their Securities in the Option and do not withdraw such Securities prior to the Purchase Date would not be able to participate in any such purchase, exchange or redemption with respect to such Securities. Any decision to purchase, exchange or redeem the Securities will depend upon many factors, including the market price of the Securities, the amount of Securities surrendered for purchase pursuant to the Option, the market price of the Common Stock, the business and financial position of the Company and general economic and market conditions.

          10. Material United States Tax Considerations. The following discussion summarizes certain United States federal income tax considerations that may be relevant to a Holder if you exercise the Option. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and decisions thereunder, all of which are subject to change, possibly with retroactive effect.
     This summary does not describe all of the tax considerations that may be relevant to you. All Holders are strongly encouraged to consult with their tax advisor about the United States federal, state, local and other tax consequences of exercising the Option.
U.S. Holders
     This discussion deals only with U.S. Holders who are beneficial owners of the Securities holding the Securities as capital assets, and does not apply if you are a member of a class of Holders subject to special rules, such as:
•	a dealer in securities or currencies;

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	a bank;

•	an insurance company;

•	a tax-exempt organization;

•	a person that owns Securities that are a hedge or that are hedged against interest rate risks;

•	a partnership;

•	a person that owns Securities as part of a straddle or conversion transaction for tax purposes; or

•	a United States person whose functional currency for tax purposes is not the U.S. dollar.
     You will be a U.S. Holder if you are a beneficial owner of the Securities for U.S. federal income tax purposes and you are:
•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.
If you are not a U.S. Holder, this discussion does not apply to you.

          Generally, your exercise of the Option will result in taxable gain or loss to you equal to the difference between (i) the amount of cash received and (ii) your adjusted tax basis in the Securities surrendered. Your tax basis in the Securities will generally equal the amount you paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing your capital gain or loss. Instead, that portion will be recognized as ordinary interest income to the extent that you have not previously included the accrued interest in income. The gain or loss recognized by you will be long-term capital gain or loss if you held the note for more than one year or short-term capital gain or loss if you held the note for one year or less. Long-term capital gains of non-corporate taxpayers are currently taxed at a maximum 15% federal rate. Short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to limitation.
          You should consult your tax advisor regarding the accrual of interest, any positive and negative adjustments, and the calculation of adjusted tax basis with respect to your Securities.
Non-U.S. Holders
          This discussion describes the tax consequences to a non-U.S. holder. You are a non-U.S. holder if you are the beneficial owner of Securities and are, for United States federal income tax purposes:
•	a nonresident alien individual;

•	a foreign corporation;

•	a foreign partnership; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from the Securities.
          If you are a U.S. holder, this section does not apply to you.
          Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized on the exercise of the Option unless:
•	the gain is effectively connected with the conduct by the Non-U.S. Holder of a U.S. trade or business;

•	the Non-U.S. Holder was a citizen or resident of the United States and is subject to special rules that apply to expatriates;

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described below) apply; or

•	subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition.
          The FIRPTA rules may apply to the exercise of the Option if we are, or were at any time during the five years before the exercise, a “U.S. real property holding corporation’’ (or USRPHC). In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future.
          In addition. if you are a non-U.S. holder, we and other U.S. payors generally will not be required to deduct United States withholding tax from cash received upon exercising the Option if:
          (1) you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

     (2) you are not a controlled foreign corporation that is related to us through stock ownership; and
     (3) the U.S. payor does not have actual knowledge or reason to know that you are a United States person; and:
     (a) you have furnished to the U.S. payor an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person;
     (b) in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the U.S. payor documentation that establishes your identity and your status as a non-United States person;
     (c) the U.S. payor has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form) from a person claiming to be:
(i)	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the IRS to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

(ii)	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the IRS); or

(iii)	a U.S. branch of a non-United States bank or of a non-United States insurance company, and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations (or, in the case of a qualified intermediary, in accordance with its agreement with the IRS);
     (d) the U.S. payor receives a statement from a non-U.S. intermediary (e.g. a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business):
(i)	certifying to the U.S. payor under penalties of perjury that an IRS Form W-8BEN or an acceptable substitute form has been received from you by it or by a similar financial institution between it and you; and

(ii)	to which is attached a copy of the IRS Form W-8BEN or an acceptable substitute form; or
     (e) the U.S. payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations.
Information Reporting and Backup Withholding
     In general, information reporting requirements will apply to payments made within the United States to non-corporate U.S. holders if you exercise the Option. Backup withholding will apply to those payments if such a U.S. holder fails to provide an accurate taxpayer identification number (TIN) or fails to certify that it is not subject to backup withholding or has been notified by the Internal Revenue Service that it has failed to report all interest and dividend payments shown on its federal income tax return. In general, if you are a non-U.S. holder, payments made by us and other payors to you upon an exercise of the Option will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “—Non-U.S. Holders” are satisfied or you otherwise establish an exemption.

     11. Additional Information. The Company is subject to the reporting and other informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at prescribed rates. Such material may also be accessed electronically by means of the SEC’s home page on the Internet at www.sec.gov.
     The Company has filed with the SEC a Tender Offer Statement on Schedule TO-I, pursuant to Section 13(e) of the Exchange Act and Rule 13e-4 promulgated thereunder, furnishing certain information with respect to the Option. The Tender Offer Statement on Schedule TO-I, together with any exhibits and any amendments thereto, may be examined and copies may be obtained at the same places and in the same manner as set forth above.
     The documents listed below (as such documents may be amended from time to time) contain important information about the Company and its financial condition.
•	the Company’s Annual Report on Form 10-K for the fiscal year ended July 2, 2006;

•	the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2006;

•	the Company’s Current Report on Form 8-K dated October 2, 2006;

•	the Company’s proxy statement relating to its 2006 annual meeting of shareholders;

•	all documents filed with the SEC by the Company pursuant to Sections 13, 14 and 15(d) of the Exchange Act subsequent to the date of this Company Notice and prior to 5:00 p.m., New York City time, on the Purchase Date;

•	the description of the Company’s Common Stock contained in its registration statement on Form 8-A filed June 12, 2002 pursuant to Section 12 of the Exchange Act, including any amendments or reports filed for the purposes of updating such description; and

•	the description of the Company’s preferred stock purchase rights contained in its Registration Statement on Form 8-A dated June 12, 2002, including any amendments or reports filed for the purposes of updating such description.
     In the event of conflicting information in these documents, the information in the latest filed documents should be considered correct.
     12. No Solicitations. The Company has not employed any persons to make solicitations or recommendations in connection with the Option.
     13. Definitions. All capitalized terms used but not specifically defined herein shall have the meanings given to such terms in the Indenture and the Securities.
     14. Conflicts. In the event of any conflict between this Company Notice on the one hand and the terms of the Indenture or the Securities or any applicable laws on the other hand, the terms of the Indenture or the Securities or applicable laws, as the case may be, will control.

     None of the Company or its board of directors or employees are making any recommendation to any Holder as to whether to surrender or refrain from surrendering Securities for purchase pursuant to this Company Notice. Each Holder must make his or her own decision whether to surrender his or her Securities for purchase and, if so, the principal amount of Securities to surrender based on their own assessment of current market value and other relevant factors.
EMULEX CORPORATION
November 15, 2006

ANNEX A
BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
The executive officers and members of the Board of Directors of Emulex and its subsidiaries and their positions as of November 15, 2006 are set forth in the following table.

Name	Position
Fred B. Cox	Chairman Emeritus
Paul F. Folino	Executive Chairman
James M. McCluney	Chief Executive Officer, President and Director
Michael P. Downey	Director
Bruce C. Edwards	Director
Robert H. Goon	Director
Don M. Lyle	Director
Dean A. Yoost	Director
William F. Gill	Executive Vice President, Worldwide Sales
Sadie A. Herrera	Executive Vice President, Human Resources and
Facilities
Marshall D. Lee	Executive Vice President, Engineering
Michael J. Rockenbach	Executive Vice President, Chief Financial Officer,
Secretary and Treasurer
Michael E. Smith	Executive Vice President, Worldwide Marketing
Randall G. Wick	Vice President, General Counsel
     The business address of each person set forth above is c/o Emulex Corporation 3333 Susan Street, Costa Mesa, California 92626. The telephone number there is (714) 662-5600.